Mail Stop 3561

      April 11, 2006

Via U.S. Mail
Mr. Clyde A. Billings, Jr.
Senior Vice President and Counsel
First Horizon National Corporation
165 Madison Avenue
Memphis, TN 38103

Re:	First Horizon Asset Securities, Inc.
	Amendment No. 1 to Registration Statement on Form S-3
	Filed March 31, 2006
      File No. 333-132046

Dear Mr. Billings,

      We have reviewed your responses to the comments in our letter dated March 22, 2006 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing provided by counsel. Please also note that our comments to either the base prospectus and/or the supplements should be applied universally, if applicable.

Prospectus Supplement 2 - Notes

Summary
1. We note your added disclosure on page S-8 that the "the owner of the transferor interest" may remove mortgage loans from pool assets under certain circumstances. However, on page S-68, you indicate that the seller may have this same power. Please clarify and revise for consistency.

The Sponsor, Seller, Master Servicer and Custodian

Credit and Underwriting Guidelines, page S-27
2. We note on page S-29 your bracketed disclosure describing changes in underwriting guidelines as required by Item 1111(a)(3) of Regulation AB. Please confirm and disclose that the changes you refer to are changes to the underwriting guidelines used to originate the pool assets.

Base Prospectus

The Trust Fund

General, page 19
3. We reissue prior comment 23 in part. It is not clear from your revision that non-agency mortgage-backed securities included in the trust fund must satisfy the "Participation Certificates" conditions on page 25. Please revise to reflect the information from your response in the disclosure. For example, if by your reference to the "mortgage backed securities representing an interest in..." you are referring to
"non-agency mortgage-backed securities," please use that same terminology in the document, and consider a cross-reference to the detailed information regarding non-agency securities on page 31.

Substitution of Trust Fund Assets, page 32
4. We reissue prior comment 24 in part. Please delete the last sentence of this section at the top of page 33, or tell us what "other conditions" you are contemplating including in future transactions and how these other conditions meet the discrete pool requirement.

Description of Exhibit, page II-2
5. We reissue prior comment 29 in part. Please specify in the exhibit index that the Sale and Servicing Agreement relates to the Notes, as you have done for Exhibit 4.1 and the Certificates.

*	*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	If you have any questions regarding these comments, you may contact Joshua Ravitz at (202) 551-4817. If you need further assistance, you may contact me at (202) 551-3750.

								Sincerely,



							Sara W. Dunton
							Senior Attorney

cc:	Via Facsimile (214) 659-4764
	David Barbour, Esq.
	Andrews, Kurth LLP

Mr. Clyde A. Billings, Jr., Esq.
First Horizon Asset Securities, Inc.
April 11, 2006
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